FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2005
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 __________

COMPAGNIE GENERALE DE GEOPHYSIQUE
EXRE — MANDATORY OFFER AND COMPULSORY ACQUISITION
ANNOUNCEMENT ISSUED IN CONNECTION WITH THE MANDATORY OFFER AND COMPULSORY ACQUISITION OF SHARES IN EXPLORATION RESOURCES NOT CURRENTLY OWNED BY CGG
Paris, September 15th 2005
Compagnie Generale de Geophysique (“CGG” ISIN 0000120164 — GEPH.PA — NYSE : CGY) will present on 16 September 2005 a mandatory offer to acquire all outstanding 529,113 shares in Exploration Resources ASA (“Exploration Resources”) (OSE: EXRE) not currently owned by CGG at an offer price of NOK 340 in cash per Exploration Resources share. The offer is presented in an offer document sent to the remaining Exploration Resources shareholders with known addresses. The offer document also serves the purpose of being a notification of an offer of redemption price of NOK 340 in cash in the compulsory acquisition of the remaining 407,079 Exploration Resources shares, excluding treasury shares, not currently owned by CGG. Exploration Resources currently holds 122,034 treasury shares.
On August 29th 2005 CGG acquired 4,066,650 shares of Exploration Resources, corresponding to approximately 60 percent of the share capital, at the price of NOK 340 per share. As a result of the acquisition CGG announced that it would make a mandatory cash offer of NOK 340 for all remaining shares in Exploration Resources in accordance with the provisions of the Norwegian Securities Trading Act.
Between August 29th 2005 and September 15th 2005, CGG has acquired additional 2,006,953 Exploration Resources shares. In aggregate CGG holds as of today 91.99 percent of all outstanding shares and 93.72 percent of the votes (adjusted for treasury shares) in Exploration Resources. All such acquisitions have been made at a price equal to the offer price of NOK 340, or below. According to the Norwegian Public Limited Companies Act, CGG has the right to take over all remaining shares in Exploration Resources through a compulsory acquisition. CGG has decided to exercise this right after making the mandatory offer.
On September 16th CGG will announce the compulsory acquisition in the Brønnøysund Register Center’s electronic bulletin for public announcements. The compulsory acquisition will also be announced in the Norwegian newspaper “Bergens Tidende” on or about 19 September 2005. Objections to or rejections of the offered redemption price must be received by and including 16 November 2005.
Exploration Resources is listed on Oslo Børs under the ticker code “EXRE”.
CGG is a leading supplier of geophysical products and services to the worldwide oil and gas industry. Its shares are listed on the Eurolist of Euronext Paris SA and the New York Stock Exchange (under the form of American Depositary Shares).

Contact: Christophe BARNINI	+ (33) 1 64 47 38 10/+ (33) 1 64 47 38 11
Email: invrel@cgg.com	Internet: www.cgg.com
About Exploration Resources:
Exploration Resources is a Norwegian based provider of marine seismic services to the global oil and gas industry with focus on towed seismic data acquisition, multi-clients seismic services, and 4c/4D/seabed operations.
About CGG:
CGG is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and reservoir services to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS
Date: September 15, 2005	By Senior Executive Vice President Strategy, Control & corporate planning /Gerard CHAMBOVET/